Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of Centogene N.V. (the "Company") to be held on June 26, 2020 at 3:00pm CEST at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.	Opening

2.	Discussion of Dutch statutory board report for the fiscal year ended December 31, 2019 (discussion item)

3.	Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2019 (voting item)

4.	Discharge from liability for the Company's managing directors with respect to the performance of their duties during the fiscal year ended December 31, 2019 (voting item)

5.	Discharge from liability for the Company's supervisory directors with respect to the performance of their duties during the fiscal year ended December 31, 2019 (voting item)

6.	Discussion of the Company's dividend and reservation policy (discussion item)

7.	Appointment of Mr. Peer M. Schatz as supervisory director of the Company (voting item)

8.	Instruction to ENDYMION Accountants B.V. for the external audit of the Company's annual accounts for the financial year ending December 31, 2020 (voting item)

9.	Extension of authorization for the Company's management board (the "Management Board") to issue shares and grant rights to subscribe for shares (voting item)

10.	Extension of authorization for the Management Board to limit and exclude pre-emption rights (voting item)

11.	Extension of authorization for the Management Board to acquire shares and depository receipts for shares in the Company's capital (voting item)

12.	Closing

No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda.

The record date for the AGM is May 29, 2020 (the "Record Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the "Registers") may attend and, if relevant, vote at the AGM ("Persons with Meeting Rights"), irrespective of changes to their shareholdings or rights after the Record Date.

Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the "Beneficial Owners") on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM (an "Attendance Notice") no later than 6:00 a.m. CEST on the fourth day prior to the AGM (the "Cut-off Time"). Beneficial Owners must enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital, such as a recent account statement, and (ii) their signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date.

Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders must submit a signed proxy to the Company no later than the Cut-off Time and present a copy of their proxy upon entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.centogene.com).

Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:

Centogene N.V.

c/o Mr. Frank Volpers

Am Strande 7

18055 Rostock

Germany

(Frank.Volpers@centogene.com)

Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Time may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the AGM.

EXPLANATORY NOTES TO THE AGENDA

2.	Discussion of Dutch statutory board report for the fiscal year ended December 31, 2019 (discussion item)

The Company's statutory board report over the fiscal year 2019 has been made available on the Company's website (http://www.centogene.com) and at the Company's office address.

3.	Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2019 (voting item)

The Company's annual accounts over the fiscal year 2019 have been made available on the Company's website (http://www.centogene.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

4.	Release from liability for the Company's managing directors with respect to the performance of their duties during the fiscal year ended December 31, 2019 (voting item)

It is proposed that the Company's managing directors be released from liability for the exercise of their duties during the fiscal year 2019. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's statutory board report or annual accounts over the fiscal year 2019 or in other public disclosures.

5.	Release from liability for the Company's supervisory directors with respect to the performance of their duties during the fiscal year ended December 31, 2019 (voting item)

It is proposed that the Company's supervisory directors be released from liability for the exercise of their duties during the fiscal year 2019. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's statutory board report or annual accounts over the fiscal year 2019 or in other public disclosures.

6.	Discussion of the Company's dividend and reservation policy (discussion item)

The Company has never paid or declared any cash dividends on its shares, and the Company does not anticipate paying any cash dividends on its shares in the foreseeable future. The Company intends to retain available funds and future earnings to fund the development and expansion of its business. Under Dutch law, the Company may only pay dividends to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the Company's paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by the Company's articles of association (if any). Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Management Board and the Company's supervisory board (the "Supervisory Board") and will depend upon a number of factors, including the Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Management Board and the Supervisory Board deem relevant. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

7.        Appointment of Mr. Peer M. Schatz as supervisory director of the Company

The Supervisory Board has made a binding nomination to appoint Mr. Peer M. Schatz as a supervisory director of the Company for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2023.

Contingent upon his appointment as a supervisory director, Mr. Schatz will be appointed as the Vice-chairman of the supervisory board. In addition, Mr. Schatz will be appointed to the Company's audit committee. The Board has determined that Mr. Schatz qualifies as an audit committee financial expert as such term is defined in the rules of the U.S. Securities and Exchange Commission and is judged suitable by the Board for serving as member on the Company's audit committee.

Mr. Schatz (age 54) was a long-time Chief Executive Officer of QIAGEN N.V. (Nasdaq: QGEN; Frankfurt: QIA), a leading provider of molecular sample and assay technologies. From 1993 to 2019, he led QIAGEN's rapid expansion from a start-up company with $2 million in sales into a global leader in molecular testing with over $1.6 billion in revenues. Mr. Schatz also served as a founding member of the German Corporate Governance Commission and as a supervisory board member of Evotec AG (Frankfurt: EVT). Mr. Schatz graduated from the University of St. Gallen, Switzerland with a Masters Degree in Finance and from the University of Chicago Graduate School of Business with an MBA. Mr. Schatz holds no shares or rights to subscribe for shares in the Company's capital.

8.	Instruction to ENDYMION Accountants B.V. for the external audit of the Company's annual accounts for the financial year ending December 31, 2020 (voting item)

It is proposed to instruct ENDYMION Accountants B.V. ("ENDYMION") as the external independent Dutch auditor for the audit of the Company's annual accounts for the financial year ending December 31, 2020. If instructed, ENDYMION shall perform the statutory Dutch audit activities for the Company in relation to the Company's statutory Dutch annual accounts and annual report. Ernst & Young will remain engaged as the Company's independent auditors for other purposes, including the audit of the Company's financial statements included in its Form 20-F as filed with the U.S. Securities and Exchange Commission.

9.	Extension of authorization for the Management Board to issue shares and grant rights to subscribe for shares (voting item)

The Management Board has been authorized, for a period of five years following the initial public offering of the Company's shares (the "IPO"), to resolve to issue ordinary shares and/or grant rights to subscribe for ordinary shares, in each case up to the Company's authorized share capital included in its articles of association from time to time. It is proposed that this authorization be extended to expire five years following the date of the AGM.

10.	Extension of authorization for the Management Board to limit and exclude pre-emption rights (voting item)

The Management Board has been authorized, for a period of five years following the IPO, to limit and/or exclude pre-emption rights in relation to an issuance of, or a granting of rights to subscribe for, ordinary shares resolved upon by the Management Board. It is proposed that this authorization be extended to expire five years following the date of the AGM.

11.	Extension of authorization for the Management Board to acquire shares and depository receipts for shares in the Company's capital (voting item)

The Management Board has been authorized, for a period of 18 months following the IPO, to resolve for the Company to acquire fully paid-up ordinary shares in the Company's capital (and depository receipts for such ordinary shares), by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the Company's ordinary shares on the Nasdaq Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 20% of the Company's issued share capital (determined as at the close of business on the date of first settlement of the Company's ordinary shares in the IPO). It is proposed that this authorization be renewed for a period of, and effectively extended until, 18 months following the date of the AGM for up to 20% of the Company's issued share capital (determined as at the close of business on the date of the AGM). If the resolution proposed under this agenda item 11 is passed, the proposed authorization shall replace the currently existing authorization.